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                                                                  Exhibit 4.7

                                ESCROW AGREEMENT

         This Escrow Agreement is made this 15th day of January, 2001, by and between Great Plains Ethanol, LLC, a South Dakota limited liability company ("Great Plains Ethanol"), and Dakota Heritage State Bank, a South Dakota chartered banking corporation, with an office located in Chancellor, South Dakota ("Escrow Agent").

                           R E C I T A L S:

         A. Great Plains Ethanol was formed for the purpose of investing funds in an ethanol plant to be located near Chancellor in Turner County, South Dakota.

         B. Great Plains Ethanol intends to sell Class A, B and C capital units in accordance with the terms and conditions of a Prospectus.

         C. Pursuant to the terms and conditions of the Prospectus, Great Plains Ethanol has committed to escrow the proceeds of the Class A, B and C capital units sold to investors.

         D. Dakota Heritage State Bank is willing to hold the escrow account and serve as Escrow Agent, in accordance with the terms and conditions provided in this Escrow Agreement.

         NOW, THEREFORE, the parties agree as follows:

         1. Establishment of Escrow Account. Great Plains Ethanol shall open and maintain an escrow account with Escrow Agent. The escrow account shall be an interest bearing account, and shall earn interest at the rate offered from time to time by Escrow Agent.

         2. Escrow Account Authorizations. Only officers of the Escrow Agent shall be entitled to withdraw funds from the escrow account as provided herein. Great Plains Ethanol shall deliver to Escrow Agent for deposit in the escrow account all funds, checks, bank money orders, etc., received by Great Plains Ethanol from the sale of Class A, B and C capital units. All checks, bank money orders, etc. shall be made payable to "Great Plains Ethanol Escrow Account". Great Plains Ethanol shall deliver to Escrow Agent with each investor's funds, the investor's name, address and amount of investment. Escrow Agent shall maintain this information in its records for the purpose of returning to each investor the investor's funds in the event that the minimum equity offering of $12.75 million is not subscribed by March 15, 2002, as provided in Paragraph 4 of this Agreement.

         3. Investment of Deposited Funds. The Escrow Agent shall invest all funds received and deposited in the Escrow Account in United States government or government agency securities, certificates of deposit issued by banks with a net worth of at least $10,000,000. Any investment of deposited funds must be made in recognition that offering proceeds must be able to be transmitted promptly to Great Plains Ethanol or the investors if the stated conditions are met. The following securities are not permissible as investments: (1) money market funds; (2) corporate equity or debt securities;
(3) repurchase agreements; (4) bankers acceptances; (5) commercial paper; and
(6) municipal securities.

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         4. Withdrawals from Escrow Account. Great Plains Ethanol shall not withdraw funds from the Escrow Account for use by Great Plains Ethanol prior to the time that the following conditions are met (the "Release Conditions"):
(a) Great Plains Ethanol closes the offering and has obtained signed Subscription Agreements for sales of Class A, B and C capital units totaling at least $12,750,00.00; (b) Great Plains Ethanol has obtained a commitment letter for financing construction and operation of the ethanol plant; (c) Broin Investments, LLC, must have subscribed for 200 Class B units; (d) Broin Management, LLC, must have subscribed for 40 Class C units and not have resigned or been terminated as the Managing Member of Great Plains Ethanol;
(e) Broin and Associates shall not have withdrawn from its obligation to build the ethanol plant; and (f) there shall not be any legal orders prohibiting the offering, or orders from the United States Securities and Exchange Commission revoking the effectiveness of the Registration Statement related to the offering.

         5. Termination of Escrow Account. At such time as Great Plains Ethanol has met the Release Conditions, which shall be completed by March 15, 2002, Great Plains Ethanol's Board of Managers shall adopt a resolution instructing the Escrow Agent to terminate the Escrow Account and transfer all funds to other accounts maintained by Great Plains Ethanol. In the event that Great Plains Ethanol has not met the Release Conditions by March 15, 2002, then Great Plains Ethanol shall instruct the Escrow Agent to return to the investors all funds from the sale of Class A, B and C capital units held in the Escrow Account. Escrow Agent shall return to Great Plains Ethanol all interest earned on funds deposited in the Escrow Account, less any fees and expenses owed Escrow Agent by Great Plans Ethanol hereunder.

         6. Escrow Agent's Reliance. Escrow Agent shall be under no duty or responsibility to make any inquiry or investigation as to the accuracy, adequacy, and shall be entitled to assume conclusively, correctness and completeness of any and all information given in any affidavit, statement, or other paper received by Escrow Agent under this Escrow Agreement, including, but not limited to the Prospectus. Escrow Agent shall be entitled to rely upon any notice, request, affidavit, approval, statement, consent or other paper believed by Escrow Agent to be genuine and to have been signed by the proper party or parties.

         7. Hold Harmless. Escrow Agent shall not be liable to Great Plains Ethanol and/or any investor for any error of judgment, or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, excepting only its own intentional and deliberate misconduct.

         8. Indemnification. Great Plains Ethanol agrees to defend, indemnify and hold Escrow Agent harmless from and against any and all claims, actions, judgments, losses, liabilities, obligations, damages, charges, costs, and expenses of any nature whatsoever, including, without limitation, reasonable attorneys' fees and expenses incurred by Escrow Agent (including such fees and expenses incurred in any litigation by or against any of the parties to this Escrow Agreement under this paragraph 8), arising directly or indirectly from, out of or incident to this Escrow Agreement, excepting only those accruing as a result of Escrow Agent's own intentional and deliberate misconduct.

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         9. Escrow Agent's Fees. Escrow Agent shall be entitled to charge
Great Plains Ethanol a fee for providing services hereunder in accordance with the terms of Exhibit A attached hereto and incorporated herein by reference.

         10. Time. Time is of the essence of this Agreement.

         11. Applicable Law. The interpretation and enforcement of this Agreement shall be governed by the laws of the State of South Dakota.

         12. Binding Effect. This Agreement shall be binding upon the parties and their respective successors and assigns.

         IN WITNESS WHEREOF, the parties have hereunto signed this Agreement.

GREAT PLAINS ETHANOL, LLC           DAKOTA HERITAGE STATE BANK


By  /s/ Darrin Ihnen                            By  /s/ Merlyn Sommervold
    ---------------------------                     --------------------------
    Its Pres.                                       Its Pres

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                                    EXHIBIT A

                                  Fee Agreement

         1. If the Release Conditions are met by March 15, 2002, the Escrow Agent shall be paid a fee equal to one-half of one percent of the average daily balance of the funds held in the Escrow Account.

         2. If the Release Conditions are not met by March 15, 2002, the Escrow Agent shall be paid a fee of $500.00 and one-half of one percent of the average daily balance of the funds held in the Escrow Account.